UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

June 22, 2006

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Page
1. Information regarding development of Alto Maipo Project	2

EXHIBIT 1

Santiago, June 14, 2006

File SVS No. 4272

MATERIAL FACT

Mr. Hernan Lopez Bohner

Superintendent of Insurance and Securities

Re:  Response to Official Notice No. 06338 dated June 13, 2006

Dear Sir,

            We hereby address you in order to respond to the Official Notice referenced above, by which you request our opinion in respect to the information related to the Alto Maipo Project published yesterday in the Diario Financiero.

            In this respect, as was informed in our 2005 Annual Report, our Company is evaluating the construction of two hydroelectric power plants in the Maipo River, with total installed capacity of 530 MW.  To date, there is no formal association between AES Gener S.A. and Aguas Andina S.A., existing only an agreement to jointly develop a project feasibility study.

            With regard to the status of the project, we note that after having completed the feasibility technical study last year, we are now performing geotechnical explorations in specific sites in order to verify and precisely determine the geologic model used in the feasibility study.

            Finally, we confirm that last week, the Chief Executive Officers of both companies presented the project to the National Energy Commission, emphasizing its environmental strengths and the advantages and convenience for the national electric system, considering its proximity to the city of Santiago, the principal consumption center in the country, and the consequential savings in electricity transmission.

Cordially,

Luis Felipe Ceron Ceron

Chief Executive Officer

AES Gener S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	June 22, 2006	By:	/s/ FERNANDO ESCRICH Fernando Escrich Chief Financial Officer